Exhibit 99.5

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

FOR ATTENDING THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING

To: PetroChina Company Limited (the “Company”)

I/We1

of

(address as shown in the register of members) (telephone number2:                                              ) being the registered holder(s) of3                                          H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the 2023 first H shareholders’ class meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC immediately after the conclusion of the annual general meeting for the year 2022 and the 2023 first A shareholders’ class meeting of the Company or adjournment thereof to be convened and held on the same date at the same venue on Thursday, 8 June 2023 and at any adjournment thereof.

Date:                                          2023

Signature(s):

Notes:

1.	Please insert the full name(s) (in Chinese or in English) and address (as shown in the register of members) in BLOCK LETTERS.

2.	Please insert telephone number(s) at which you can be contacted for confirmation purpose.

3.	Please insert the number of H shares of the Company registered under your name(s).

4.	The completed and signed reply slip should be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before Friday, 19 May 2023.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the H Shareholders’ Class Meeting (the ‘‘Purposes’’). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor or third-party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) and any such request should be in writing by mail to the Company’s principal place of business in Hong Kong at Unit 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong, PRC.